Exhibit 99.1

São Paulo (SP), July 27, 2018.

To

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)

Superintendency of Company Relations

Rio de Janeiro – State of Rio de Janeiro (RJ)

Dear Sirs,

Subject:	ITAÚ UNIBANCO HOLDING S.A. (“Company”)

EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING OF JULY 27, 2018

I. In accordance with the provisions in CVM Instruction No. 480/2009, Article 30, item III, the Company brings to your knowledge the summary of the decisions made at the Meeting mentioned above:

1.	The stock split by 50% of the current 6,536,090,232 book-entry shares, with no par value, of the Company’s capital stock was approved;

2.	The increase in the limit of the authorized capital, in the same proportion of the stock split by 50%, was approved;

3.	The installation of the Fiscal Council on a permanent basis was approved;

4.	The amendment of the Bylaws was approved, aiming at: (i) recording the new composition of the capital stock in Article 3, head provision; (ii) recording the new limit of the authorized capital in item 3.1; and (iii) providing for the permanent operation of the Fiscal Council, in Article 11; and

5.	The Bylaws, with the amendments mentioned in the previous item, were consolidated.

II. Within the term established in Article 30, item IV of the above mentioned Instruction, the minutes of the Meeting will be forwarded by means of the Empresas.Net – Periodical and Occasional Information platform.

Without further ado, I undersign.

Sincerely,

ITAÚ UNIBANCO HOLDING S.A.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations

cc:

- B3 S.A. – Brasil, Bolsa, Balcão

Company Monitoring Superintendency

- Company Relations Coordination Office